

## Entity Profile Information

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

### Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | NFA MEMBER APPROVED | 05/10/2013 |
| | SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| | EXEMPT FOREIGN FIRM APPROVED | 06/13/1995 |

### Status History Information

| Status | Effective Date |
|---|---|
| NFA MEMBER APPROVED | 05/10/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| SWAP DEALER PENDING | 12/19/2012 |
| NFA MEMBER PENDING | 12/19/2012 |
| EXEMPT FOREIGN FIRM APPROVED | 06/13/1995 |
| EXEMPT FOREIGN FIRM PENDING | 06/05/1995 |

### Outstanding Requirements

Annual Due Date: 6/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2021

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2022

### Disciplined Employee Summary



## Business Information

| | |
|---|---|
| Name | NOMURA INTERNATIONAL PLC |
| Form of Organization | LIMITED LIABILITY COMPANY |
| Country | UNITED KINGDOM |
| | |
| Federal EIN | Not provided |

**Business Address**

| | |
|---|---|
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| | |
| Phone Number | +44 20 7102 1000 |
| Fax Number | Not provided |
| | |
| Email | Not provided |
| | |
| Website/URL | WWW.NOMURA.COM |
| | |
| CRD/IARD ID | Not provided |
| | LIMITED LIABILITY COMPANY |
| | F |



## Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name | MARCIA |
| Last Name | JAYESURIA |
| Title | EXECUTIVE DIRECTOR |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7102 7698 |
| Email | MARCIA.JAYESURIA@NOMURA.COM |



## Location of Business Records

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

| | |
|---|---|
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |



## U.S. Address for the Production of Business Records

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

| | |
|---|---|
| Office Of | NOMURA GLOBAL FINANCIAL PRODUCTS, INC |
| Street Address 1 | WORLDWIDE PLAZA 309 WEST 49TH STREET |
| City | NEW YORK |
| State | NEW YORK |
| Zip/Postal Code | 10019-7316 |



## Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | 0526888 |
| Name | AOKI, TAKEO |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-23-2020 |

| | |
|---|---|
| NFA ID | 0515721 |
| Name | ATKAR, NEETA AVNASH KAUR |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-03-2019 |

| | |
|---|---|
| NFA ID | 0542935 |
| Name | BARLOW, CHRISTOPHER COLIN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-19-2021 |

| | |
|---|---|
| NFA ID | 0540627 |
| Name | BRAMHAM, SHAUN PETER |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-05-2021 |

| | |
|---|---|
| NFA ID | 0499421 |
| Name | BRITTON, JONATHAN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-23-2017 |

| | |
|---|---|
| NFA ID | 0539833 |
| Name | DOYLE, AISLING MAIRE |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-02-2021 |

| | |
|---|---|
| NFA ID | 0542777 |
| Name | FUGGLE, STEPHEN ANDREW |
| TItle(s) | CHIEF FINANCIAL OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-05-2021 |

| | |
|---|---|
| NFA ID | 0499422 |
| Name | GODFREY, DAVID WARREN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-05-2017 |

| | |
|---|---|
| NFA ID | 0534347 |
| Name | GOFF, JOHN SWAFFORD |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-19-2021 |

| | |
|---|---|
| NFA ID | 0523500 |
| Name | JONES, CLARE ELIZABETH |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-19-2019 |

| | |
|---|---|
| NFA ID | 0489342 |
| Name | LEWIS, JONATHAN WAYNE |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 11-03-2015 |

| | |
|---|---|
| NFA ID | 0504462 |
| Name | MURRAY, ROSEMARY CAROL |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-23-2017 |

| | |
|---|---|
| NFA ID | 0540359 |
| Name | PITTS TUCKER, CHARLES HUGH |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-05-2021 |

| | |
|---|---|
| NFA ID | 0492211 |
| Name | TIERNEY, JOHN GERARD MARY |
| TItle(s) | CHIEF OPERATING OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-05-2017 |

Holding Company Information

| | |
|---|---|
| NFA ID | 0455943 |
| Full Name | NOMURA EUROPE HOLDINGS PLC |
| 10% or More Interest | Yes |
| Status | APPROVED |
| Effective Date | 12-29-2012 |



## Non-U.S. Regulator Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

UK FINANCIAL CONDUCT AUTHORITY UK PRUDENTIAL REGULATORY AUTHORITY



## Agent Information

Viewed on February 04, 2022

NFA ID 0264077 NOMURA INTERNATIONAL PLC

### Current Agent

| Agent ID | Agent Name | Start Date |
|---|---|---|
| 9999998 | NATIONAL FUTURES ASSOCIATION | 5/16/1995 |

### Agent History

| Agent ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| No information available | | | |



## Doing Business With

Viewed on February 04, 2022

NFA ID 0264077 NOMURA INTERNATIONAL PLC

### Doing Business With - Current

| NFA ID | Name | Start Date |
|---|---|---|
| No Information Available | | |

### Doing Business With - History

| NFA ID | Name | Start Date | End Date |
|---|---|---|---|
| No Information Available | | | |



## Disciplinary Information - Criminal Disclosures

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A


Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B


Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C


Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



## Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Online Registration System

# Disciplinary Information - Regulatory Disclosure Matter Summary

**NFA ID**

0264077

NOMURA INTERNATIONAL PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

**Current Regulatory Disclosure Matter Summary (3 DMPs)**

Show 100 entries

Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 14844 | 05/02/2013 | AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION ACTION | | | | |
| | 14846 | 12/19/2012 | AUSTRALIAN INDEX ARBITRAGE SEP 2000 | | | | |
| | 14847 | 12/19/2012 | INTERNATIONAL EQUITY DERIVATIVES NOV 2009 | | | | |

**Archived Regulatory Disclosure Matter Summary**

There are currently no archived DMPs.

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

D E F G H I

**Regulatory Case Information**

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON FEBRUARY 25, 1997, THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION (ASIC) COMMENCED PROCEEDINGS IN THE FEDERAL COURT OF AUSTRALIA ALLEGING BREACHES OF VARIOUS PROVISIONS OF THE CORPORATIONS LAW AND THE TRADE PRACTICES ACT. ON OR ABOUT DECEMBER 1998 THE FEDERAL COURT OF AUSTRALIA MADE THEIR FINDINGS AND HANDED DOWN A JUDGMENT IN THESE PROCEEDINGS. FINALLY, ON OR ABOUT FEBRUARY 19, 1999, THE FEDERAL COURT MADE DECLARATIONS IN THE MATTER BROUGHT BY ASIC AGAINST NOMURA INTERNATIONAL PLC CONCERNING ITS CONDUCT IN CONNECTION WITH CLOSING OUT ITS ARBITRAGE POSITION ON MARCH 29, 1996.

DOCUMENTATION FOR THIS ACTION HAS BEEN PROVIDED TO THE NFA.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

UK SECURITIES AND FUTURES AUTHORITY NOTICE SENT TO NFA

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

UK FSA FINAL NOTICE SENT TO NFA

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary



## Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



Online Registration System

# Disciplinary Information - Financial Disclosure Matter Summary

**NFA ID**

0264077

NOMURA INTERNATIONAL PLC

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

**Current Financial Disclosure Matter Summary (1 DMP)**

Show 100 entries

Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| J | 14845 | 10/26/2021 | UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK 10-5348 | PENDING | 6/2012 | 12/19/2012 | |

**Archived Financial Disclosure Matter Summary**

There are currently no archived DMPs.

# Disciplinary Information - Firm Financial Disclosure Matter Page

## NFA ID 0264077 - NOMURA INTERNATIONAL PLC

Please file a separate Disclosure Matter Page (DMP) for each action.

**◀ Back to Summary**   **✎ Amend**

### Disclosure Question

**Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question you are disclosing the financial matter under:   **☰ Show Question**

☑ J

### Case Information

#### BANKRUPTCY CASE INFORMATION

❓ United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed: SOUTHERN DISTRICT OF NEW YORK

❓ Case Number: 08-1789

#### ADVERSARY CASE INFORMATION

❓ Court where the adversary action was filed:
UNITED STATES BANKRUPTCY COURT

❓ Court Location:
SOUTHERN DISTRICT OF NEW YORK

❓ Case Number of Adversary Action:
10-5348

❓ Adversary Action Status:
PENDING

❓ Date Initiated:
JUNE 2012

### Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

NOMURA INTERNATIONAL PLC ("NIPLC") IS A DEFENDANT IN TWO ADVERSARY PROCEEDINGS BROUGHT BY THE

TRUSTEE FOR LIQUIDATION OF BERNARD L. MADOFF INVESTMENT SECURITIES LLC ("BLMIS"). IN THE FIRST
ADVERSARY PROCEEDING, THE TRUSTEE IS SEEKING AVOIDANCE AND RECOVERY OF PAYMENTS ALLEGEDLY MADE
TO NIPLC BY FAIRFIELD SENTRY LTD. AND FAIRFIELD SIGMA LTD. (COLLECTIVELY, THE "FAIRFIELD FUNDS"). PICARD

V. NOMURA INTERNATIONAL PLC, ADV. PRO. NO. 10-5348 (BRL) (BANKR. S.D.N.Y.). THE FAIRFIELD FUNDS, NOW IN LIQUIDATION, WERE FEEDER FUNDS TO BLMIS. THE CLAIM IS FOR APPROXIMATELY $35 MILLION PLUS INTEREST. THE LIQUIDATOR OF THE FAIRFIELD FUNDS HAS ALSO BROUGHT AN ACTION TO RECOVER THE PAYMENTS MADE TO NIPLC BY THE FAIRFIELD FUNDS. FAIRFIELD SENTRY V. NOMURA INTERNATIONAL PLC, ADV. PRO. NO. 10-3793 (BRL) (BANKR. S.D.N.Y.). IN THE SECOND ADVERSARY PROCEEDING, THE MADOFF TRUSTEE IS SEEKING RECOVERY OF REDEMPTION PAYMENTS MADE BY HARLEY INTERNATIONAL (CAYMAN) LTD. ("HARLEY") TO NIPLC. PICARD V. NOMURA INTERNATIONAL PLC, ADV. PRO. NO. 11-2759 (BRL) (BANKR. S.D.N.Y.). THE HARLEY FUND, NOW IN LIQUIDATION, WAS A FEEDER FUND TO BLMIS. THE CLAIM IS FOR APPROXIMATELY $21.5 MILLION PLUS INTEREST.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

< Back to Summary



## Registration Contact Information

NFA ID 0264077 NOMURA INTERNATIONAL PLC

| | |
|---|---|
| First Name | AARON |
| Last Name | CAPLAN |
| Title | EXECUTIVE DIRECTOR |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7102 0152 |
| Email | AARON.CAPLAN@NOMURA.COM |



## Enforcement/Compliance Communication Contact Information

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

| | |
|---|---|
| First Name | MARCIA |
| Last Name | JAYESURIA |
| Title | EXECUTIVE DIRECTOR |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7102 7698 |
| Email | MARCIA.JAYESURIA@NOMURA.COM |

| | |
|---|---|
| First Name | CLARE |
| Last Name | JONES |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +4420 710 20605 |
| Email | CLARE.JONES@NOMURA.COM |



## Membership Information

Viewed on October 22, 2021

NFA ID 0264077 NOMURA INTERNATIONAL PLC

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? No



## Membership Contact Information

### Membership Contact
| | |
|---|---|
| First Name | MARCIA |
| Last Name | JAYESURIA |
| Title | EXECUTIVE DIRECTOR |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7102 7698 |
| Email | MARCIA.JAYESURIA@NOMURA.COM |

### Accounting Contact
| | |
|---|---|
| First Name | MARCIA |
| Last Name | JAYESURIA |
| Title | MANAGING DIRECTOR |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7102 7698 |
| Email | MARCIA.JAYESURIA@NOMURA.COM |

Arbitration Contact

| | |
|---|---|
| First Name | MARCIA |
| Last Name | JAYESURIA |
| Title | EXECUTIVE DIRECTOR |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7102 7698 |
| Email | MARCIA.JAYESURIA@NOMURA.COM |

Compliance Contact

| | |
|---|---|
| First Name | MARCIA |
| Last Name | JAYESURIA |
| Title | EXECUTIVE DIRECTOR |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7102 7698 |
| Email | MARCIA.JAYESURIA@NOMURA.COM |

Chief Compliance Officer Contact
| | |
|---|---|
| First Name | CLARE |
| Last Name | JONES |
| Title | MANAGING DIRECTOR |
| Street Address 1 | 1 ANGEL LANE |
| City | LONDON |
| Zip/Postal Code | EC4R 3AB |
| Country | UNITED KINGDOM |
| Phone | +44 20 7102 0605 |
| Email | CLARE.JONES@NOMURA.COM |